[Letterhead of Cleary Gottlieb Steen & Hamilton LLP] Writer’s Direct Dial: (212) 225-2336 E-Mail: jmcmullin@cgsh.com

October 17, 2005

Mr. Andrew Blume Mail Stop 3561 Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:   J. Crew Group, Inc.

Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-127628),

Filed with the Securities and Exchange Commission on October 11, 2005

Dear Mr. Blume:

On behalf of J. Crew Group, Inc. (the “Company”), we enclose herewith the information requested by the Staff during our October 12, 2005 conference call regarding the comments in the Staff’s letter dated October 7, 2005. Except as otherwise noted in this letter, the information provided in this letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used but not defined herein are used as defined in the Registration Statement.

With respect to Comment 13, the Company believes that the historical trends, as outlined in Exhibit A to this letter, justify its position of recording breakage at the time of issuance of a gift card. In addition, the Company does not believe that any other method (e.g., recognizing breakage ratably over time or at the end of the breakage period) would have produced a materially different result, as outlined in Exhibits B and C to this letter.

With respect to Comment 15, the inventory reserves were, as indicated in Exhibit D to this letter, increased to $12.4 million at February 1, 2003 based on the Company’s decision to modify its strategy to clear inventory at the end of each season.

Andrew Blume

Securities and Exchange Commission

These reserves were reduced in fiscal 2003 (primarily during the first three quarters) as the inventories to which the reserve related were disposed of. The impact of this disposition of inventories on the Company’s financial results was discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended January 31, 2004 and each of the Company’s Quarterly Reports on Form 10-Q filed during fiscal 2003. Since January 31, 2004, the dollar amount of the inventory reserves has not significantly changed as the Company has adhered to its strategy of clearing the predominant amount of its inventories at the end of each season. Exhibit D to this letter summarizes the effect of the increasing recovery rates during fiscal 2003 and fiscal 2004 and fiscal 2005 to date.

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James McMullin at (212) 225-2336.

Very truly yours,

/s/    James McMullin

Enclosure

cc: William Thompson

      Ellie Quarles

      (Securities and Exchange Commission)

      Arlene Hong

      (J. Crew Group, Inc.)

      Jeffrey D. Karpf

      (Cleary Gottlieb Steen & Hamilton LLP)

Exhibit A

Issuances/Redemptions by Year

Dollars	Issuances	Redemptions					Unredeemed at 1/29/05
Fiscal		2000	2001	2002	2003	2004
2000	23,540	13,788	6,860	783	254	204	1,651
2001	26,144	—	16,109	6,926	669	258	2,182
2002	23,465	—	—	14,776	6,030	733	1,926
2003	22,333	—	—	—	13,253	6,585	2,495
2004	26,433	—	—	—	—	15,430	11,003

Percentage
	Year of Issuance	Year 2	Year 3	Year 4	Year 5	Year 6
2000	59%	29%	3%	1%	1%
2001	62%	26%	3%
2002	63%	26%	3%
2003	59%	29%
2004	58%
Average	60%	28%	3%	1%	1%

Exhibit B

Recognition of breakage income (historical by quarter)

	2002	2003	2004
Q1	$0.3	$0.2	$0.2
Q2	0.3	0.3	0.3
Q3	0.3	0.2	0.3
Q4	1.1	1.0	0.6

Fiscal Year	$2.0	$1.7	$1.4

Exhibit C

Effect on prior years (See note)

	1999	2000	2001	2002	2003	2004	2005	2006	2007
1999	(1.2)	0.7	0.4	0.1
2000		(1.6)	1.0	0.5	0.1
2001			(1.8)	1.1	0.5	0.2
2002				(2.0)	1.2	0.6	0.2
2003					(1.7)	1.0	0.5	0.2
2004				—	—	(1.4)	0.8	0.4	0.2

				(0.3)	0.1	0.4

Note:	The above table summarizes the fiscal year effect of recognizing breakage on a ratable basis over a period of 3 years (60% - 28% - 5%).

Exhibit D

J. Crew Group, Inc.

Inventory Overstock Reserve

Historical Analysis of Increased Recovery Rates

($ in thousands)

	Q2’05	Q1’05	Q4’04	Q3’04	Q2’04	Q1’04	Q4’03	Q3’03	Q2’03	Q1’03	Q4’02
	7/30/2005	4/30/2005	1/29/2005	10/31/2004	7/31/2004	5/1/2004	1/31/2004	11/1/2003	8/2/2003	5/3/2003	2/1/2003
Total Inventory	$110,569	104,503	88,093	137,315	94,377	84,721	66,028	118,938	84,810	100,254	107,318

Overstock Reserve	$(3,999)	(3,724)	(4,483)	(4,996)	(5,372)	(5,146)	(5,040)	(4,845)	(7,959)	(9,791)	(12,420)

Impact of Increased Recovery Rates	$—	80	200	—	—	56	153	104	—	150

Income (Loss) from Operations	20,143	22,986	19,013	13,106	8,348	(2,825)	722	(6,358)	(14,644)	(10,495)

Net Income (Loss)	$1,732	4,897	(52,822)	(9,938)	(13,762)	(23,787)	(20,404)	(24,536)	15,013	(20,257)

Impact as % Net Income	0.00%	1.64%	0.38%	0.00%	0.00%	0.24%	0.75%	0.42%	0.00%	0.74%

Impact as % Income (Loss) from Operations	0.00%	0.35%	1.05%	0.00%	0.00%	2.00%	21.16%	1.63%	0.00%	1.43%